Registration Categories

Categories

SWAP DEALER REGISTERED

NFA MEMBER APPROVED

EXEMPT FOREIGN FIRM APPROVED

Business Information

Name	**BANCO SANTANDER SA**
Form of Organization	**CORPORATION**
Country	**SPAIN**
Federal EIN	**Not provided**

Business Address

Street Address 1	**CIUDAD GRUPO SANTANDER**
Street Address 2	**EDIFICIO PEREDA 1º PLANTA**
Street Address 3	**AVENIDA DE CANTABRIA S/N**
City	**BOADILLA DEL MONTE**
Province	**MADRID**
Zip/Postal Code	**28660**
Country	**SPAIN**
Phone Number	**+34912596514/+34912596520**
Fax Number	**+34912570245**
Email	**INVESTOR@GRUPOSANTANDER.COM**
Website/URL	**WWW.SANTANDER.COM**
CRD/IARD ID	**Not provided**

Other Names

BANCO SANTANDER
ALIAS

BANCO SANTANDER CENTRAL HISPANO SA
ALIAS

Location of Business Records

Street Address 1	**CIUDAD GRUPO SANTANDER**
Street Address 2	**EDIFICIO PEREDA 1º PLANTA**
Street Address 3	**AVENIDA DE CANTABRIA S/N**
City	**BOADILLA DEL MONTE**
Province	**MADRID**
Zip/Postal Code	**28660**
Country	**SPAIN**

U.S. Address for Production of Business Records

Office Of	**BANCO SANTANDER, S.A. NEW YORK BRANCH**
Street Address 1	**437 MADISON AVENUE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10022**

Principal Information

Individual Information

NFA ID	**0458780**
Name	**ALVAREZ, JOSE ANTONIO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-20-2013**

NFA ID	**0479619**
Name	**BAGGULEY, MICHAEL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-07-2022**

NFA ID	**0565124**
Name	**BARRABES CONSUL, JUAN CARLOS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-07-2024**

NFA ID	**0458768**
Name	**BOTIN SANZ DE SAUTUOLA OSHEA, ANA PATRICIA**
TItle(s)	**PRESIDENT**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-13-2013**

NFA ID	**0458770**
Name	**BOTIN SANZ DE SAUTUOLA OSHEA, JAVIER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-30-2013**

NFA ID	**0487078**
Name	**DAURELLA COMADRAN, SOL**

TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-29-2015**

NFA ID	**0548192**
Name	**DE LA FUENTE ESCAMILLA, GERMAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-18-2022**

NFA ID	**0536553**
Name	**DIEZ BARROSO AZCARRAGA, GINA LORENZA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-13-2021**

NFA ID	**0525586**
Name	**DRUMMOND BORGES CIRNE DE CASTRO, HENRIQUE MANUEL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-30-2019**

NFA ID	**0458851**
Name	**GARCIA CANTERA, JOSE**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-13-2013**

NFA ID	**0553823**
Name	**GRISI CHECA, HECTOR BLAS**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-03-2023**

NFA ID	**0496953**

Name	**HAZELL, DAVID ARTHUR**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-22-2024**

NFA ID	**0553419**
Name	**HUTCHINS, GLENN HOGAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-17-2023**

NFA ID	**0531171**
Name	**ISASI FERNANDEZ DE BOBADILLA, LUIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-29-2020**

NFA ID	**0505774**
Name	**LINARES PEROU, JOSE MARIA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-14-2017**

NFA ID	**0493231**
Name	**ROMANA GARCIA, BELEN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-26-2016**

NFA ID	**0579107**
Name	**STERN VIEITAS, DEBORAH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-07-2026**

NFA ID	**0526175**
Name	**WALKDEN, PAMELA ANN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-29-2019**

NFA ID	**0393249**
Name	**WALSH III, JOSEPH NORTON**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-30-2022**

NFA ID	**0565034**
Name	**WEISS, ANTONIO FRANCESCO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-27-2024**

Holding Company Information

Not provided

Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
SPAIN	BANK OF SPAIN
SPAIN	COMISIÓN NACIONAL DEL MERCADO DE VALORES (CNMV)

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

No

Registration Contact Information

First Name	**LEO**
Last Name	**CHA**
Title	**ED BUSINESS LINE ADVISORY DFA**
Street Address 1	**437 MADISON AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10022**
Country	**UNITED STATES**
Phone	**+917-873-3893**
Email	**LEO.CHA@SANTANDER.US**

Enforcement/Compliance Communication Contact Information

First Name	**LEO**
Last Name	**CHA**
Title	**ED BUSINESS LINE ADVISORY DFA**
Street Address 1	**437 MADISON AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10022**
Country	**UNITED STATES**
Phone	**+917-873-3893**
Email	**LEO.CHA@SANTANDER.US**

Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

Membership Contact Information

Membership Contact

First Name	**LEO**
Last Name	**CHA**
Title	**ED BUSINESS LINE ADVISORY DFA**
Street Address 1	**437 MADISON AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10022**
Country	**UNITED STATES**
Phone	**+917-873-3893**
Email	**LEO.CHA@SANTANDER.US**

Accounting Contact

First Name	**MARTA**
Last Name	**BATANERO ALMODOVAR**
Title	**ADMINISTRATIVE SUPPORT COSTS SGCB**
Street Address 1	**CIUDAD GRUPO SANTANDER**
Street Address 2	**AVENIDA CANTABRIA S/N**
City	**BOADILLA DEL MONTE**
Province	**MADRID**
Zip/Postal Code	**28660**
Country	**SPAIN**
Phone	**0034-615903968**
Fax	**0034-912570118**
Email	**MBATANERO@GRUPOSANTANDER.COM**

Arbitration Contact

First Name	**LEO**
Last Name	**CHA**
Title	**ED BUSINESS LINE ADVISORY DFA**
Street Address 1	**437 MADISON AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10022**
Country	**UNITED STATES**
Phone	**+917-873-3893**
Email	**LEO.CHA@SANTANDER.US**

Compliance Contact

First Name	**LEO**
Last Name	**CHA**
Title	**ED BUSINESS LINE ADVISORY DFA**
Street Address 1	**437 MADISON AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10022**
Country	**UNITED STATES**
Phone	**+917-873-3893**
Email	**LEO.CHA@SANTANDER.US**

Chief Compliance Officer Contact

First Name	**DAVID**
Last Name	**ARTHUR HAZELL**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**CIUDAD GRUPO SANTANDER**
Street Address 2	**AVENIDA CANTABRIA S/N**
City	**BOADILLA DEL MONTE**
Province	**MADRID**
Zip/Postal Code	**28660**
Country	**SPAIN**
Phone	**0034 653 600 072**
Email	**DAVID.HAZELL@GRUPOSANTANDER.COM**